GLOBAL LEISURE PARTNERS, LLC

FINANCIAL STATEMENT AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

March 31, 2026

(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3))

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/2025 (MM/DD/YY) AND ENDING 03/31/2026 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Global Leisure Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1321 Clydesdale Avenue
(No. and Street)

Wellington	FL	33414
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark Harms	917 859 2160	markharms@glp.us.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith +Brown, PC
(Name – if individual, state last, first, and middle name)

200 Jefferson Park Suite 400	Whippany	NJ	07981
(Address)	(City)	(State)	(Zip Code)

10/08/2003	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Maja Spalevic</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>GLOBAL LEISURE PARTNERS, LLC</u>, as of <u>3/31</u>, 2<u>026</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: <u>CFO</u>

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GLOBAL LEISURE PARTNERS, LLC

Contents


ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Management and Those Charged with Governance of
Global Leisure Partners, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Global Leisure Partners, LLC (the "Company") as of March 31, 2026, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2023.

Whippany, New Jersey
May 29, 2026

WithumSmith+Brown, PC   200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070   **T** (973) 898 9494   **F** (973) 898 0686   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

Independent Auditor's Report

Global Leisure Partners, LLC

Statement of Financial Condition
March 31, 2026

Assets

Cash	$	488,659
Accounts receivable (Note 2)		106
Prepaid expenses		12,110
Advance to Parent (Note 3)		256,357
Total assets	$	757,232

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	55,165
Deferred Income		28,028
Due to related party (Note 3)		36,875
		120,068
Member's equity		637,164
Total liabilities and member's equity	$	757,232

See Notes to Financial Statement

Global Leisure Partners, LLC

Notes to Financial Statement
March 31, 2026

Note 1. Organization and Business

Global Leisure Partners, LLC (the "Company" or "LLC"), a Delaware limited liability company, is registered as a broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly-owned by Global Leisure Partners, LLP (the "Parent"), a United Kingdom-based limited liability partnership. The Company engages in the private placement of securities and also provides investment banking, financial advisory services, and mergers and acquisition advice, principally in the leisure industries.

Note 2. Summary of Significant Accounting Policies

Basis of Accounting: The accompanying financial statement of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates: The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition: The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers.* Revenue is recognized when it is determined that the customer obtains control of the good or service and the performance obligation has been satisfied.

- Advisory and Success fees - Advisory and Success fees are recognized as revenue when earned based on the contractual obligations with its clients. Advisory and Success fees are generally recognized at the point in time that performance under the contract is completed.

- Retainer fees - The non-refundable retainer fees that are recognized during the life of the Company's contracts are recognized over time. Retainers received from customers in advance of satisfying contractual performance obligations prior to recognizing revenue are reported as deferred revenue.

Significant Judgements: Revenue from contracts with customers includes advisory, success and retainer fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Receivables and Contract Balances: Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. As of April 1, 2025, the receivable balance was $6,182. On March 31, 2026, the receivable balance was $106.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligation under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. The Company had deferred income of $0 and $28,028 as of March 31, 2025 and 2026 respectively.

Disaggregated Revenue: Disaggregation of revenue is presented on the face of the financial statement by type of revenue earned by the Company.

Concentration of Revenue: There were two customers with over 10% of revenue ($35,500,000 of Success fees and $10,000 Retainer fees) making up $35,510,000 of the $38,673,934 or 92% of revenues for the year ended March 31, 2026.

Allowance for Credit Losses: The Company complies with ASC Topic 326, *Financial Instruments – Credit Losses* ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis, the allowance for credit losses is reported as a valuation account on the statement of financial condition that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments including due from broker and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with due from broker and other receivables is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards.

As of March 31, 2026, there was no allowance for credit losses. For the year ended March 31, 2026, there was no credit loss expense related to the allowance for credit losses or any recoveries of amounts previously charged reflected in the financial statement.

Cash and Cash Equivalents: Demand deposits with banks and other highly liquid investments with original maturities of three months or less when acquired are considered to be cash and cash equivalents. The Company considers amounts held in money market funds at financial institutions to be cash equivalents. As of March 31, 2026, the Company held no cash equivalents.

Concentration of Credit Risk: The Company has significant cash balances at financial institutions which throughout the year regularly exceed the federally insured limit of $150,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations, and cash flows. The Company is also exposed to credit risk as it relates to the collection of receivables from third parties.

Income Taxes: The Parent, as the sole member of the LLC, is taxed on the Company's federal and state taxable income. Accordingly, no provision or liability for federal or state income taxes has been included in the accompanying financial statement.

The Financial Accounting Standards Board ("FASB") provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statement. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit and receivable or tax expenses and liability in the current year on the tax returns of the member. For the year ended March 31, 2026, management has determined that there are no material uncertain income tax positions.

Note 3. Related Party Transactions

The Parent and the Company have entered into a management and expense sharing agreement. Under this arrangement, the Parent allocates certain operating expenses, including salary, occupancy expenses, professional expenses and administrative services, to the Company. Allocated expenses totaling $264,000 are included in the accompanying statement of operations.

Advance to Parent in the amount of $256,357 represents advances made under an agreement between the Parent and the Company for the year ended March 31, 2026. The Advance to Parent is reduced by the allocation of expenses.

The Company and a related party have an expense sharing agreement in place. Under this arrangement, the related party reimburses the Company for certain operating expenses, including professional expenses and administrative services. For the year ended March 31, 2026, the expenses that were reimbursed totaled $71,706. As of March 31, 2026, the Company had amounts due to related party of $36,875 which represent expense reimbursements paid in advance.

Note 4.   Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1. Under such requirement, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.   Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital would exceed 10 to 1. At March 31, 2025, the Company had net capital of $368,591 which was $360,586 in excess of its required net capital of $8,005. The Company's ratio of aggregate indebtedness to net capital was 0.33 to 1.

Note 5.   Exemption from Rule 15c3-3

The Company does not claim an exemption from SEC Rule 15c3-3 under paragraph (k). The Company's business activities are limited to (1) private placements of securities and (2) providing investment banking, financial advisory, and mergers and acquisition services. The Company does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry Proprietary Account of a Broker-Dealer accounts.

Note 6.   Subsequent Events

The Company has evaluated subsequent events through the date the financial statement was issued on May 29, 2026, and determined there have not been any other events that have occurred that would require adjustments to or disclosures in the financial statements.